Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2, 2007

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE
Paris, April 27, 2007

COMBINED ANNUAL GENERAL MEETING
OF APRIL 27, 2007

Technip’s shareholders convened today on the occasion of the Group’s 2007 Combined Annual General Meeting. Among others, the following resolutions were considered and approved:

  the Group’s financial results for the full year 2006,

  the payment of a cash dividend of EUR 1.05 per share for 2006 (up 14% compared to 2005). An advance payment of EUR 0.50 per share was paid on December 21, 2006 and the remaining EUR 0.55 per share will be paid on May 3, 2007, the payment of an exceptional cash dividend of EUR 2.10 per share on May 3, 2007,

  the appointment of Mrs. Germaine Gibara, Messrs. Pascal Colombani, John O’Leary and Thierry Pilenko as members of the Board of Directors, and the renewal of the mandate of Messrs. Olivier Appert, Jacques Deyirmendjian, Jean-Pierre Lamoure, Daniel Lebègue, Roger M. Milgrim, Rolf-Erik Rolfsen and Bruno Weymuller,

  the renewal of the Board of Directors’ authorization to repurchase up to 10% of Technip’s outstanding share capital.

After presenting the 2006 results to shareholders the Chairman and CEO of Technip reiterated that the Group’s objective for the full year 2007, as announced in the February 22nd, 2007 press release, is to manage backlog growth by focusing on the most attractive projects and that in 2007, Technip anticipates moderate revenue growth and further improvement of its operating income.

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With a workforce of 22,000 people, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris.
The Group’s main operations and engineering centers and business units are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the USA, Brazil, Abu-Dhabi, China, India, Malaysia and Australia.
In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and subsea construction.

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Investor and Analyst Relations
Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com
Public Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com
Group website	www.technip.com

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Technip's shares trade on the following exhanges:

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: May 2, 2007
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.